ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
August 16, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

<u>CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Results of Operation (Consolidated), First Quarter of Fiscal Year ending March 31, 2008.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

<Translation>
CYBIRD HOLDINGS

JASDAQ

August 9, 2007

Results of Operation (Consolidated), First Quarter of Fiscal Year ending March 31, 2008

CYBIRD Holdings Co., Ltd. Listing: JASDAQ
Security Code: 4823 URL: http://www.cybird.co.jp/hc/english/top.html
Representative: Kazutomo Robert Hori President and Group CEO
Contacts: Hirosuke Yasuda Executive Vice President Tel: +81-3-5785-6110

(Unit: millions of yen, round down)

1. Results of Operation, 1Q of Fiscal Year ending March 31, 2008 (From April 1, 2007 to June 30, 2007)

(1) Consolidated Results of Operation (% shows changes in prior year)

	Net Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
1Q, FY ending March 31, 2008	7,655 (89.9)	338 (802.9)	286 (-)	53 (-)
1Q, FY ended March 31, 2007	4,031 (22.5)	37 (-29.0)	-307 (-672.7)	-270 (-)
FY ended March 31, 2007	23,571 (56.2)	786 (-)	-1,552 (-)	-7,830 (-)

	Earnings per Share	Earnings per Share (Fully diluted)
	Yen	Yen
1Q, FY ending March 31, 2008	186.33	185.75
1Q, FY ended March 31, 2007	-1,169.29	-
FY ended March 31, 2007	-30,073.51	-

(2) Consolidated Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
June 30, 2007	22,730	14,796	61.0	47,895.58
June 30, 2006	18,341	12,889	66.5	52,727.31
March 31, 2007	22,578	14,815	61.7	48,099.59

(3) Consolidated Cash Flow Conditions

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q, FY ending March 31, 2008	-322	-192	354	5,013
1Q, FY ended March 31, 2007	-216	-158	265	1,587
FY ended March 31, 2007	1,228	-2,579	2,876	5,164

2. Consolidated Earnings Forecasts for Fiscal Year ending March 31, 2008 (from April 1, 2007 to March 31, 2008)
Consolidated Earnings Forecasts for Fiscal Year ending March 31, 2008 was not revised during the period.

3. Others
(1) Changes in significant subsidiaries during the year (Changes in certain subsidiaries resulting in changes in the scope of consolidation): None
(2) Adoption of Simplified Accounting Method: Yes
(3) Change in the Scope of Consolidation: None
Note: For details, see '3. Others' of 'Qualitative Data, Financial Statements, Etc' on page 6.

Note: Performance forecasts and other forward-looking statement included in this document are based on information available at the time to the Company and specific assumptions deemed to be reasonable. Actual performance may differ considerably depending on a variety of factors.

【Qualitative Data, Financial Statements, Etc.】

1. Qualitative Data on Consolidated Operating Results

(1) Market Environment (As of June 30, 2007)

I Japanese Mobile Internet Market

The number of mobile phone subscriptions in Japan reached 98.05 million at the end of June 2007. Of this amount, the proportion of Internet-enabled handset accounts was 87.3%. The number of third generation (3G) mobile phone subscriptions at the end of March 2007 totaled 74.69 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Against the backdrop of the popularization of 3G and fixed packet rate system, the content market expanded to ¥366.1 billion in 2006, up 16% from same periods on the previous year. In calendar 2006, the mobile commerce market grew 38%, to ¥562.4 billion compared to the previous year, as a result of installing electric money and credit-card transactions. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 68%, to ¥258.3 billion compared to the previous year.

The advertising market expanded to ¥128.4 billion in 2011. That was approximately 3.3 times as ¥39 billion in 2006.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd, MultiMedia Communications (FMMC) and DENTSU INC. prepared by CYBIRD Holdings)

II The Japanese Direct Sales Market

In 2005, total estimated sales of the direct sales market amounted to ¥3.36 trillion, rising 10% from the previous year. Expansion of Internet sales through personal computers and mobile phones drove growth in the market, with sales of health foods, cosmetics, and pharmaceuticals taking the top sales spots. In particular, cosmetics and pharmaceuticals sales rose a substantial 32% year on year.

(Source: Prepared by CYBIRD Holdings from materials from the Telecommunications Carrier Association (TCA))

(2) Results of Operation

(Quarter) (Unit: Millions of yen, Round down)

	1st Quarter, FY ended March 31, 2007		1st Quarter, FY ending March 31, 2008		Changes	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	4,031	100.0	7,655	100.0	3,624	89.9
Gross Profit	1,665	41.3	3,382	44.2	1,717	103.1
Operating Income	37	0.9	338	4.4	300	802.9
Ordinary Income (Loss)	(307)	(7.6)	286	3.7	593	-
Net Income (Loss)	(270)	(6.7)	53	0.7	324	-

Summary of Business Results (Quarter)

Consolidated net sales for the first quarter totaled ¥7,655 million, rising ¥3,624 million, or 89.9%, from a year earlier. On a quarterly basis, it was a record high. This large increase was supported by the continued strong performance of the core Mobile Content Business and the additional sales of JIMOS CO., LTD.'s Commerce Business, which has been included in consolidated since the second half of the previous fiscal year following the integration of the businesses of CYBIRD and JIMOS.

Operating income rose ¥300 million, or 802.9%, year on year, to ¥338 million. The operating income to net sales ratio was 4.4%, improving 3.5 percentage points from the first quarter last year. The growth can be attributed to the higher sales and benefits of a lower cost of sales ratio of the core Mobile Content Business, the increase in the gross profit supported by the newly included in consolidation Commerce Business, and the decline in the selling, general and administrative (SG&A) expenses to net sales ratio thanks to the effective control of those expenses. Moreover, the Company recorded ordinary income of ¥286 million, an improvement of ¥593 million from the ordinary loss posted a year earlier.

While consolidated net income for the quarter was held to ¥53 million because of the impact of income taxes, this represented a ¥324 million increase from the loss recorded in the first quarter in the previous fiscal year.

(Reference)

	Net Income per share (yen)	ROE (%)	EBITDA (million of yen)
1Q, FY ending March 31, 2008	186.33	0.4	566

(Note)EBITA: Operating income + Depreciation + straight-line amortization of goodwill

Sales by Business Segment

(Unit: Millions of yen, Round down)

	1st Quarter, FY ended March 31, 2007		1st Quarter, FY ending March 31, 2008		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	2,873	71.3	3,105	40.6	232	8.1
Commerce Business	62	1.5	2,925	38.2	2,862	—
Solution Business	542	13.5	752	9.8	209	38.5
Advertising Business	30	0.7	351	4.6	321	-
Investment Business	-	-	-	-	-	-
International Business	522	13.0	521	6.8	(1)	(0.2)
Total	4,031	100.0	7,655	100.0	3,624	89.9

a. Mobile Content Business

Sales of the Mobile Content Business totaled ¥3,105 million, rising ¥232 million, or 8.1%, year on year. Supported an effective promotion strategy, there was continued growth in subscribers to core content, such as "Hiroyuki Ehara Spiritual Message."

b. Commerce Business

Consolidated net sales of the Commerce Business in the first quarter amounted to ¥2,925 million, up a substantial ¥2,862 million from the same period in the previous fiscal year due the inclusion of the direct sales business of JIMOS CO., LTD., which has been included in consolidation since the second half of the previous fiscal year. During the quarter, the business continued to initiate measures aimed at acquiring new customers, increasing the percentage of repeat buyers for its core cosmetic products as well as focusing on implementing sales promotion measures to stimulate new purchases from previous customers that have not been active for some time. In addition, the Commerce Business continued to give priority to investment efficiency in developing promotion. While there also was some quarterly fluctuation in sales performance in the first quarter due to seasonal factors, the business continued to target stable earnings over the fiscal year.

In our mobile commerce business, we continued to build a mobile commerce platform that will enable high customer acquisition and purchase rates. To do so, we are leveraging to the maximum the Group's accumulated mobile and sales (item sales) know how. Thoroughly investigating the effectiveness of different patterns of combining exposure media, merchandise, creative advertising, and other factors, we are utilizing our know how to build the platform.

c. Solution Business

Consolidated net sales of the Marketing Solution Business increased ¥209 million, or 38.5%, year on year to ¥752 million. The transfer of a consolidated subsidiary out of the business in the fourth quarter of the previous fiscal year was a factor in lower sales in some sections. However, revenues from direct sales support business for corporate clients of JIMOS that began in the second half of the previous fiscal year and newly consolidated revenues from an e-commerce site development company supported overall sales growth.

d. Advertising Business

In the first quarter, consolidated net sales of the Advertising Business amounted to ¥351 million, rising ¥321 million thanks to mobile advertising revenues and earnings contributions from the direct sales advertising agency business targeting corporate clients. Although the scope of the business remains small, we are continuing to focus on building a client base of advertisers and establishing an advertising media that prioritizes customer acquisition and purchase rates. We also are developing new mobile advertising centered on search-linked advertising (listing advertising), aiming to further expand earnings by increasing sales to advertising agencies and by strengthening our direct advertising sales organization.

e. Investment Business

There were no revenues in the Investment Business during the first quarter. However, through the CYBIRD Plus Mobile Fund Investment Business Limited Partnership, which is managed and supervised by wholly owned subsidiary CYBIRD Investment Partners Inc., the Company invested in one new company during the quarter. With this investment, the Investment Business has invested in six companies, and is endeavoring to discovery other candidates for investment.

f. International Business

Based on the revenues of North America content provider Airborne Entertainment Inc., International Business sales totaled ¥521 million in the quarter under review. Along with the introduction of advanced mobile devices, sales of 3G moving picture content and game content are expanding rapidly. As a result, Airborne Entertainment is concentrating on meeting market demand through such strategies as developing 3G moving picture content and providing high-value-added services in its mobile-based B-to-B business.

2. Qualitative Data on Consolidated Financial Statements

(1) Condition of Assets, Liabilities and Net Assets

Total assets at the end of this quarter amounted to ¥22,730 million. While the total liabilities amounted to ¥7,933 million and total net assets including subscription right and minority interests amounted to ¥14,796 million.

Total assets increased substantially compared with the end of the same period of the previous year due to the business integration of CYBIRD and JIMOS based on a share exchange at the beginning of the second half of the previous consolidated fiscal year, by which JIMOS became a consolidated subsidiary.

	June 30, 2006	June 30, 2007
Equity ratio (%)	66.5	61.0
Equity ratio on a market value basis (%)	166.5	64.6
Debt Redemption (years)	-	-
Interest Coverage Ratio (times)	-	-

Equity ratio: shareholders' equity / total assets
Equity ratio on a market value basis: aggregate market value / total assets
Debt redemption (years): interest-bearing debt / operating cash flow
Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD Holdings' stock on the last day of business in this quarter.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) Debt Redemption and Interest Coverage Ratio as of June 30, 2006 and 2007 are not mentioned due to a negative cash flow from operating activities..

(2) Primary Lender (As of June 30, 2007)

a. CYBIRD Holdings Co., Ltd. (Unit: Thousands of yen, Round down)

Lender	Amount
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Foreign currency) (Note)	1,840,271
Sumitomo Mitsui Banking Corporation (Foreign currency) (Note)	616,300
Total	2,456,571

(Note) Figures are calculated at the middle rate ¥123.26 on June 30, 2007.

b. Airborne Entertainment Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
Welling Financial (Note)	202,639
Total	202,639

(Note) Figures are calculated at the middle rate ¥117.93 on March 31, 2007.

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
FY2006 Corporate Bond (Note)	339,538
FY2007 Corporate Bond (Note)	477,181
Total	816,719

(Note) Figures are calculated at the middle rate ¥117.93 on March 31, 2007.

c. S-CREW INC. (Unit: Thousands of yen, Round down)

Lender	Amount
The Tokyo Tomin Bank Limited	31,631
Sumitomo Mitsui Banking Corporation	94,436
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	58,345
SEIBU SHINKIN BANK	1,104
Total	185,516

(3) Consolidated Cash Flow Statement

At the end of June 2007, cash and cash equivalents totaled ¥5,013 million, increasing by ¥3,425 million, 215.8%, from the same period in the previous year, and decreasing by ¥150 million, 2.9%, from the last fiscal year. Conditions/contributing factors in each cash flow segment for the period under review are as follows.

(Cash flow from operating activities)

Cash flows from operating activities for the first quarter declined ¥322 million compared with a decrease of ¥216 million in the same period in the previous fiscal year. Among the positive factors contributing to this result in addition to operating income of ¥338 million were depreciation and straight line amortization of goodwill totaling ¥228 million. Among cash outflows were an increase in working capital, principally due to a decrease in accounts payables, and higher income taxes.

(Cash flow from investing activities)

Cash flow from investing activities fell by ¥192 million compared with a decrease of ¥158 million in the same period in the prior fiscal year. The cash outflow resulted from expenditures for the purchase of software.

(Cash flow from financing activities)

Cash flow from financing activities expanded ¥354 million compared with an increase of ¥265 million in the prior fiscal year. The increase was primarily due to proceeds from a bond issue by an overseas.

3. Others

(1) Changes in significant subsidiaries during the year (Changes in certain subsidiaries resulting in changes in the scope of consolidation):
N/A

(2) Adoption of Simplified Accounting Method:
Allocation criteria of corporate tax etc. were calculated at the tax rate of annual forecast based on legal effective tax rate.

(3) Change in the Scope of Consolidation:
N/A

4. Consolidated Financial Statements (Quarter)

(1) Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	June 30, 2006		June 30, 2007		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Assets						
I Current assets						
Cash and cash equivalents	1,836,602		3,611,131			
Accounts receivable	3,830,685		5,008,208			
Securities	153,951		1,604,198			
Inventories	38,797		1,077,514			
Others	428,944		910,061			
Allowance for doubtful accounts	(29,905)		(53,942)			
Total current assets	6,259,076	34.1	12,157,173	53.5	5,898,096	94.2
II Property and equipment						
Tangible fixed assets	308,304	1.7	455,375	2.0	147,070	47.7
Intangible fixed assets:						
Software	707,827		1,007,762			
Software in progress	137,951		58,310			
Goodwill	-		6,100,067			
Goodwill	6,083,984		-			
Others	116,429		1,739			
Total intangible fixed assets	7,046,192	38.4	7,167,880	31.5	121,687	1.7
Investment and other assets:						
Investment securities	3,407,226		1,350,965			
Deposit with landlord	454,844		625,746			
Others	865,758		986,251			
Allowance for doubtful accounts	-		(13,050)			
Total investment and other assets	4,727,829	25.8	2,949,913	13.0	(1,777,915)	(37.6)
Total property and equipment	12,082,326	65.9	10,573,169	46.5	(1,509,157)	(12.5)
Total Assets	18,341,402	100.0	22,730,342	100.0	4,388,939	23.9

(Unit: Thousands of yen, Round down)

	June 30, 2006		June 30, 2007		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Liabilities						
I Current liabilities						
Accounts payable	1,564,003		2,092,665			
Short-term debt	60,000		-			
Current portion of Corporate bonds payable	2,755,465		2,744,634			
Accrued expenses	400,371		1,151,282			
Accrued income taxes	11,445		262,016			
Bonus payment reserve	35,225		109,763			
Others	132,376		637,263			
Total current liabilities	4,958,887	27.0	6,997,625	30.8	2,038,737	41.1
II Long-term liabilities						
Corporate bond	369,811		816,719			
Long-term debt	98,906		100,093			
Reserve for employee's retirement benefit	21,321		18,522			
Others	2,978		435			
Total fixed debt	493,016	2.7	935,770	4.1	442,753	89.8
Total liabilities	5,451,904	29.7	7,933,396	34.9	2,481,491	45.5
Net Assets						
I Shareholders' equity						
1 Common stock	5,503,317	30.0	5,503,317	24.2	-	-
2 Additional paid-in capital	5,560,012	30.4	9,067,951	39.9	3,507,939	63.1
3 Retained earnings	1,141,980	6.2	(789,240)	(3.5)	(1,931,221)	-
Total shareholders' equity	12,205,310	66.6	13,782,028	60.6	1,576,718	12.9
II Valuation and translation adjustments						
1 Unrealized gain in available-for-sale securities	6,199	0.0	46,620	0.2	40,421	652.1
2 Foreign currency translation adjustments	(10,727)	(0.0)	43,011	0.2	53,738	-
Total valuation and translation adjustments	(4,528)	(0.0)	89,632	0.4	94,160	-
III Subscription right	6,601	0.0	59,575	0.3	52,974	802.5
IV Minority interests	682,114	3.7	865,710	3.8	183,595	26.9
Total net assets	12,889,498	70.3	14,796,946	65.1	1,907,448	14.8
Total	18,341,402	100.0	22,730,342	100.0	4,388,939	23.9

(2) Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter FY ended March 31, 2007 (From April 1, 2006 To June 30, 2006)		1st Quarter FY ended March 31, 2008 (From April 1, 2007 To June 30, 2007)		Changes	
	Thousands of yen	%	Thousands of yen	%	Thousands of yen	%
Net Sales	4,031,393	100.0	7,655,852	100.0	3,624,458	89.9
Cost of sales	2,366,233	58.7	4,273,228	55.8	1,906,994	80.6
Gross Profit	1,665,159	41.3	3,382,623	44.2	1,717,463	103.1
Selling, general and administrative expenses	1,627,708	40.4	3,044,481	39.8	1,416,773	87.0
Operating Income	37,451	0.9	338,142	4.4	300,690	802.9
Non-operating income	3	0.0	17,084	0.2	17,080	-
Non-operating expenses	345,112	8.5	68,951	0.9	(276,161)	(80.0)
Ordinary Profit (Loss)	(307,657)	(7.6)	286,275	3.7	593,933	-
Extraordinary profit	-	-	48,196	0.6	48,196	-
Extraordinary loss	-	-	56,451	0.7	56,451	-
Income (Loss) Before Income Taxes and minority Interests	(307,657)	(7.6)	278,020	3.6	585,678	-
Income Taxes	3,688	0.1	191,432	2.5	187,743	-
Prior Year Adjustments of income taxes	-	-	28,660	0.4	28,660	-
Profit (Loss) on minority interest	(41,005)	(1.0)	3,962	0.0	44,967	-
Net Income (Loss)	(270,341)	(6.7)	53,965	0.7	324,306	-

(3) Consolidated Statement of Changes in Shareholders' Equity (Quarter)

1st Quarter of FY ending March 31, 2008 (From April 1, 2007 to June 30, 2007) (Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2007	5,503,317	14,469,049	(6,195,936)	13,776,430
Changes				
Dividend from additional paid-in capital	-	(48,367)	-	(48,367)
Transfer from capital reserve to earned reserve	-	(5,352,730)	5,352,730	-
Net income	-	-	53,965	53,965
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	-	(5,401,097)	5,406,695	5,598
Balance at June 30, 2007	5,503,317	9,067,951	(789,240)	13,782,028

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2007	15,597	138,720	154,318	15,848	869,175	14,815,773
Changes						
Dividend from additional paid-in capital	-	-	-	-	-	(48,367)
Transfer from capital reserve to earned reserve	-	-	-	-	-	-
Net income	-	-	-	-	-	53,965
Net increase (decrease) except for items under shareholders' equity	31,023	(95,709)	(64,687)	43,727	(3,465)	(24,425)
Total	31,023	(95,709)	(64,687)	43,727	(3,465)	(18,827)
Balance at June 30, 2007	46,620	43,011	89,632	59,575	865,710	14,796,946

(4) Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter FY ended March 31, 2007 (From April 1, 2006 To June 30, 2006)	1st Quarter FY ended March 31, 2008 (From April 1, 2007 To June 30, 2007)
	thousands of yen	thousands of yen
I Operating activities:		
Income (loss) before income taxes and minority interest	(307,657)	278,020
Depreciation and amortization	264,170	145,765
Goodwill amortization	-	83,076
Increase in allowance for doubtful accounts	-	14,598
Decrease in bonus payment reserve	(28,745)	(54,514)
Decrease in allowance for sales promotion	-	(26,800)
Increase (decrease) in reserve for employee's retirement benefits	(1,006)	551
Interest and dividend earned	(3)	(1,213)
Interest expenses	13,599	57,584
Equity in net losses of an affiliate	26,451	-
Decrease in accounts receivable	218,635	128,363
(Increase) decrease in inventories	(15,597)	(156,297)
Increase (decrease) in accounts payable	(32,874)	(314,703)
Increase (decrease) in accrued expenses	(154,277)	(173,328)
Others	97,990	101,557
Total	80,682	82,660
Interests and dividends received	3	916
Interest paid	(13,601)	(61,409)
Income tax paid	(283,871)	(344,329)
Cash flow from operating activities	(216,786)	(322,162)
II Investing activities:		
Increase (decrease) in fixed deposit	(378)	-
Expenditures for purchase of investment securities	-	(47,075)
Proceeds from sales of stocks of affiliate	-	38,774
Expenditures for property and equipment	(46,047)	(14,987)
Expenditure for intangible fixed assets	(116,849)	(157,151)
Proceeds from sales of investment securities	86,157	-
Expenditures for deposits with landlord	(3,249)	(11,921)
Proceeds from deposits with landlord	-	9,292
Others	(78,172)	(9,412)
Cash flow from investing activities	(158,539)	(192,481)
III Financing activities:		
Proceeds from short-term debt	250,000	205,248
Repayment of short-term debt	(20,006)	(300,000)
Expenditure for long-term debt	(29,540)	(35,820)
Proceeds from issuance of new shares	103,233	-
Proceeds from issuance of new bonds	-	513,121
Dividends payment	(38,583)	(28,135)
Cash flow from financing activities	265,104	354,415
IV Foreign currency translation adjustment of cash and cash equivalents	83	9,630
V Increase (decrease) in cash and cash equivalents	(110,138)	(150,598)
VI Cash and cash equivalents at the beginning of period	1,697,936	5,164,251
VII Cash and cash equivalents at the end of period	1,587,797	5,013,652

5. Others

(1) Business Overview

I Business Segments (As of June 30, 2007)

Our Consolidated Group ("the Group") comprises CYBIRD Holdings Co., Ltd. ("CYBIRD Holdings" or "the Company") and 15 consolidated subsidiaries (CYBIRD Co., Ltd., JIMOS CO., LTD., S-CREW Inc., CYBIRD Investment Partners Inc., CYB INVESTMENT INC., and other 10 companies). Our six business fields are (1) Mobile Content Business, (2) Commerce Business, (3) Solution Business, (4) Advertising Business (5) Investment Business and (6) International Business.

a. Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

b. Commerce Business

The commerce business is being expanded by developing direct marketing, with the Group promoting its own brand of cosmetics, health foods, liquors using advertising and promotions, mainly by advertising in local information magazines and through flyers. Merchandise orders are taken by CYBIRD's call center and processed and delivered. Outlet Plaza Co., Ltd., is carrying out retail and wholesale sales of consumer electronics products. In the mobile phone-based mobile commerce business, the Group plans to further expand its business by principally targeting F0 and F1 customers.

Note: F0: Girls 19 years old or younger; F1: Women from 20 to 34 years old.

c. Solution Business

We provide consulting services for mobile Internet businesses and solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites. In compensation for these services, we receive consulting fees and planning/ development/ operating fees. In addition, we provide support services for direct sales and software development and sales and related system building services for e-commerce business.

d. Advertising Business

We develop and sell e-mail products targeting specific customer groups and mobile advertising products for Web sites. We also perform advertising agency services to support the direct sales activities of other companies.

e. Investment Business

Under the management and control of consolidated subsidiary CYBIRD Investment Partners Inc., this business structures the CYBIRD Plus Mobile Fund and operates it based on ¥2.6 billion fund.

f. International Business

We provide Mobile Content distribution business in North America through Airborne Entertainment Inc. whose 85% shares are owned by CYB INVESTMENT INC., our consolidated subsidiary.

II CYBIRD's Consolidated Companies (As of June 30, 2007)

Company	Principal Business	Capital	CYBIRD's Stake (%)
CYBIRD Co., Ltd.	Mobile Content / Solution	¥350 mil.	100.0
JIMOS CO., LTD.	Commerce / Solution	¥350 mil.	100.0
S-CREW Inc.	Mobile Content / Commerce	¥35 mil.	53.6
CYBIRD Investment Partners Inc.	Investment	¥220 mil.	100.0
CYB INVESTMENT INC. (Note 1)	Overseas Investment	US$4,331	100.0

Notes: 1. CYB INVESTMENT's subsidiary Airborne Entertainment Inc., is a consolidated subsidiary in which CYBIRD indirectly holds a 85% stake.

2. Based on the investments of the above companies, CYBIRD Holdings has acquired subsidiaries and affiliates in which CYBIRD indirectly holds stake in addition to the five companies shown above. CYBIRD Holdings has a total of 15 consolidated subsidiaries.

III CYBIRD Group Business Chart

Main subsidiaries and affiliate under each business field and its Business Chart



General users / Client companies
Information / Service
Wireless Network Operators
Information / Service
Information / Service
Information / Service
Information / Service
Client
Client
Site operation
Site operation
Information provider
Information
S-CREW
CYBIRD
【Mobile Content Business】
EC soft development / sales
Supporting mail order
Site development / operation
Commerce21
JIMOS
【Solution Business】
Sales of ad product
Ad agency
Sales of ad product
Sales of ad product
PLUS MOBILE COMMUNICATION
Sales of ad spot
【Advertising Business】
Management service
Shared service
CYBIRD Holdings
Management service
Shared service
【Commerce Business】
Buying-in
S-CREW
JIMOS
Mobile Commerce
Merchandise
Doctor's Bio
Merchandise
Mail order
Outlet Plaza
Supplier
Traditional store, Mail order and Wholesale
【Investment Business】
CYBIRD Investment Partners
Capital and investment management
CYBIRD Plus Mobile Fund Investment Business Limited Partnership
Capital
Providing know-how
Stock sales
Capital investors (Limited Partners)
Investment destination
【International Business】
CYB INVESTMENT
Providing capital & know-how
Airborne Entertainment
Information
Information providers
Capital
Cellus U.S.A
Information / service
Providing platform
Wireless network operators in North America
Information / service
Customers
Investors
General Users
Service Flow

(2) Risk Factors

I Risks Related to Mobile Content Business

a. Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

b. Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Yahoo! Keitai of SOFTBANK MOBILE Corp. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

c. Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

d. Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

e. Regarding a change in the business environment for the Mobile Content Business

The business environment for the Group's Mobile Content Business is undergoing a major period of change along with the increased availability of high quality free content, the introduction of full Web browser capabilities on mobile phones, the start of one segment terrestrial TV reception services for mobile terminals, the kick-off of the mobile number portability system, and the start up of the mobile virtual network operator business. At this point, it is difficult to estimate the impact of these changes on the competitive environment, and it is possible that they could have a negative impact on the business strategies of the CYBIRD Group and business performance.

II Risk Related to the Commerce Business

a. Dependence on a core merchandise line

Although the Group is actively pursuing the planning and sales of merchandise other than the MACCHIALABEL series, the sales proportion of the MACCHIALABEL series is high because of consistent purchases, and is expected to remain high in future. Consequently, if the preferences of consumers should change or for some reason the degree of public trust in the brand should decline, the Group's business strategies or business performance could be affected.

b. Risk Related to the Planning and Development of Merchandise

Many of the private brands handled by the Group's Commerce Business are planned based on customer demand and information collected from manufacturers or are planned by subcontracted manufacturers. Since these manufacturers take into account the wishes and ideas of the Group in doing the final production of these merchandise items, the Group is actually responsible for the commercialization of the items. Therefore, should these private brands not meet the needs of customers and not be accepted in the market or should their competitiveness decline comparatively because of the start of sales of competitive products, it could negatively impact the business strategies and performance of the Group.

c. Risk Regarding Dependence on Certain Merchandise Suppliers

The Group sources all its merchandise from manufacturers, but the proportion of supplies that is purchased from specified suppliers has become high. Because the Group uses one company as supplier for each item, the suppliers of items that account for a large proportion of sales also rank high on the list of suppliers. As a result, should the contract with such suppliers be suddenly terminated or should these suppliers not be able to maintain stable supplies

of items due to damage to their production facilities from natural disasters or some unforeseen event and an alternative supplier is not found promptly, it could have an adverse influence on the Group's business strategies and performance.

d. Risk Related to Quality Control

The Group sources all the merchandise it handles from manufacturers. To maintain and improve the quality of its cosmetics and food products, including health food products, the Group has established quality standards and requires each of its manufacturers to comply with those standards in their manufacturing. The Group has also set up a Quality Control Department within the Group organization, which evaluates the quality control systems of the manufacturers and checks the quality control inspection reports issued by the manufacturers.

To further strengthen and expand quality control of cosmetics and food products, including health foods, the Group receives quality inspection reports from an independent body other than the manufacturers. In addition, private brand cosmetics undergo quality inspections by Dr.'s Bio Laboratory Co., Ltd., which has been a consolidated subsidiary since April 2005.

In this manner, the Group is planning to strengthen and expand its quality control system. However, should customers lose confidence in the Group's merchandise due to some unforeseen incident, such as contamination by a foreign object, it could have a negative impact on the Group's business strategies and performance.

e. Risk Regarding the Patent for Kangensui

Kangensui (regenerated water) is an ingredient used in some of the products of the MACCHIALABEL series, such as Active Micron Water Plus and Protect Barrier. Mr. Shoji Kubota and Natural Co., Ltd., have applied for a patent for Kangensui. The Group has acquired an exclusive license to use Kangensui and have concluded an agreement allowing the Group to exclusively manufacture and sell moisturizers or cosmetics using Kangensui. However, the patent has not yet been approved, and it is possible to manufacture and sell a similar product. Even if the product received the patent, the Group cannot say for certain that no other products with the same or similar efficacy will not be manufactured or sold. If such a situation occurred, it could adversely affect the Group's business strategies and performance.

III Risks Related to the Group's other business

a. Solution Business

A countless number of companies are competing in this market, and in addition to the strong demand for improved quality there is fierce price competition. Therefore, the possibility that there will be a marked decline in profitability in the future can not be denied. Furthermore, should a "bug" occur in some delivered software program, the Group might face legal action, which could have a detrimental impact on the performance of the Group.

b. Advertising Business

The Group does not have a long history in the advertising business, and is still in the process of developing its business model. It is possible that if competitors or related businesses enter the market or there are sudden changes in the business environment or lack of growth that the business will not achieve projected sales or profits.

c. Investment Business

In an environment where many investment companies are vying for a limited number of high growth potential investment opportunities, it is not easy to discover investment candidates and make investments. As a result, it is possible that not all of the funds raised will be invested. In addition, the Group may not be able to achieve the anticipated yield from an investment in a company even though adequate assessment of the value of the company was done.

d. International Business

The Group is maintaining a certain level of control and corporate governance in its international operations, which primarily are centered on the operations of Airborne Entertainment Inc., which is based in Canada, through the placement of its own directors and staff in those operations. Nevertheless, the Group is subject to the risks of

conducting business in a foreign country, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations, and others. Any of these factors could have a negative impact on the Group's business strategies and performance.

If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

IV Risks Related to Technological Changes

There is a markedly high pace of technological advance and change in the mobile Internet market in which the Group operates. It is essential for the business development of the Group that the technologies demanded by the market be introduced in a timely fashion. If for some reason the Group lags behind in the introduction of new technology, it could have an adverse consequence for business performance.

V Risks Related to System Failure

The businesses being developed by the Group provide customers with services on a 24-hour basis. Should the operations of the Group's data center or other facilities be disrupted by a natural disaster or unforeseeable accident, it would make it difficult for the Group to continue its services and cause a variety of damages not only to the Group, but also to users and customers, mobile carriers, and other associated businesses.

In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

VI Risks Related to Financial Condition and Quarterly Results of Operations

The Group intends to further expand its operations around its Mobile Content, Solutions, Commerce, and Advertising, Investment, and International businesses. However, the business environment of the Mobile Content and other businesses is extremely volatile, and the business scale of individual businesses is relatively small. Consequently, quarterly performance may fluctuate significantly. Should the Group not be able to produce the projected amount of cash flow due to changes in its business plan and other related factors, it could have a damaging effect on future business operations.

VII Risk Related to Fund Raising

In raising funds, the Group takes into consideration the balance among its business strategies, financial plan, conditions in financial markets, and the financing method. The Group has a good relationship with financial institutions and other lenders and has no difficulties raising necessary funds. However, there is no guarantee that the Group always will be able to raise funds whenever necessary.

VIII Risks Related to Investments

The Group may invest in equipment, subsidiaries, joint ventures, and M&A to expand our business. Due to the risks involved, there remains the possibility that we may fail to gain sufficient returns from these investments.

IX Risks Related to Subsidiaries and Affiliate

There are a few un-wholly owned subsidiaries in the Group. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

X Risks Related to Competition

In all of the business domains in which the Group operates, there are many competitors or companies with the potential to be competitors in the future. Because of the many competitors and new entrances into the market, competition is steadily intensifying. This situation could have a negative impact on the Group's business performance.

XI Risks Related to Laws and Regulations

The major legal frameworks for the Group's businesses include the basic laws on the formation of an advanced information and telecommunications network society, the law regarding special commercial transactions, the pharmaceutical affairs law, the food sanitation law, and the act against unjustified premiums and misleading representations. The Group thoroughly complies with these laws, but it is possible that the application of laws and ordinances or the formation of new laws and ordinances affecting the regulation of business could restrict the scope of business activity or result in more severe monitoring or inspection by the authorities. In addition, self-regulatory rules set up by businesses or associations could hamper the business activities of the Group. This could result in a reduction in the services provided by the Group, which could have a detrimental effect on the Group's business or performance.

XII Risk Related to the Acquisition of Personnel and Expansion of Organizational Systems

To expand its operations to keep up with the growth in the markets it is involved with, the Group plans to strengthen and expand its personnel, organizations, and physical structures. However, there is no guarantee that the Group will be able to achieve this in a timely manner when necessary. Conversely, even if the Group can expand its staff and organizations, personnel expenses will increase and may place downward pressure on profitability. This may in turn, adversely affect the Group's business performance.

XIII Risk Related to Intellectual Property

The Group conducts business activities in such as way as to avoid infringing on the intellectual property rights of the third parties. However, it is possible that the Group may do so in some unforeseen circumstances.

Moreover, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights, and copyrights, will be applied to the Group's businesses. Accordingly, if a third party acquires a patent in future that result in the Group infringing on the patent or if the Group is unknowingly infringing in its businesses on the patent of a third party that already exists, the third party may take legal action against the Group, or prevent the Group from using the property rights, or demand royalty payments. As a result, the Group may be required to halt its business or it may have a detrimental impact on the Group's business performance..

XIV Risks Related to Lawsuit and Claims

Although our legal section takes preventive actions, the Group may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Compensation to consumers for defective merchandise or business transaction problems related to the Commerce Business
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services

XV Risk in Managing Personal Information

As a special feature of its businesses, the Group holds records of the personal information of many individuals. As a result, the Group has created rules regarding the protection of personal information in accordance with the required items for the compliance program regarding personal information protection set out in the Japan Industrial Standard JIS-Q-15001 and in accordance with Version 3 of the Information Service Industry—Personal Information Protection Guidelines. In addition, the Group has set up an internal management system and regularly hold study groups on the subject for directors. The Group has also received certification under the Privacy Mark® system of the Japan Information Processing Development Corporation (JIPDEC) and the Japan Information Technology Services

Industry Association (JISA). In this manner, the Group has set up a management system to prevent the leakage of personal information outside the Group. However, should personal information held by the Group be leaked outside the Group due to some unforeseen situation, it might have an adverse impact on the performance of the Group due to sales declines resulting from the drop in public trust or to compensation expenses paid.

XVI Others

a. Stock price volatility

Because the liquidity of the Group's shares is not particularly high, the volatility risk of its stock price is high. It is possible that large fluctuation in the Group's stock price could affect the financial activities of the Group.

b. Disclosure

Due to the internal delay in the communication of information and other factors, the Group might fail to disclose material information properly or in a timely manner. As a result, trading in the Group's stock could be suspended, or the Group could be assessed some other penalty.

(3) Business Policies

I Business Principles/Missions

a. Business Principles/Missions

Based on its corporate philosophy of "The Strength to Care for People," the CYBIRD Group's basic business policy to evolve into a company that is "essential to society." The Group seeks to achieve this goal by continuing to provide people with joy and wonder through the creation of a one to only one platform that constantly links people with the Group under a one to one communications environment through "People + Mobile."

The Group is driving forward with business development based on the follow 5 key points.

(1) Providing goods and services that satisfy customer preferences.

(2) Achieving effective group management that creates business synergies.

(3) Efficient allocation of business resources through thorough selection and focus strategies.

(4) Establishment of solid business foundation that can produce sustained profits.

(5) Establish corporate governance system that will ensure business transparency and credibility and sustained business growth.

b. Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

II Targeted Managerial Indicators

The Group gives strong priority to cash flow in managing its businesses. On the other hand, from the point of view of achieving sustained business growth, the Group considers the sales growth, net income growth, and return on equity (ROE) ratios to be important representative managerial indicators, and aims to maximize corporate value over the mid- to long-term by improving these indicators.

III Mid to Long-term Business Policy

Building on its basic business policy, the Group is targeting further growth by continuing to offer its customers, individuals and corporation alike "one to only one" products and services.

Utilizing the "one to only one platform" developed using various media, the Group is supporting the comfortable lives of its customers. This is done by providing products and services that serve needs or categories related to the various life situations faced by its customer base.

Utilizing the know-how gained from providing goods and services to serve the needs or categories of customers, the Group also provides corporate customers with solution services capable of linking various media to effectively market products and services to consumers through the entire process of simulating interest to purchases and use.

IV Major Issues

The Group's business environment, competitive environment, and customer needs are constantly changing at a rapid pace. Amid this volatile business environment, we see the following issues as key to further growth.

a. Further Strengthening Earning Power

Based on the October 2006 transfer of CYBIRD and JIMOS to a holding company system, the Group has achieve the business integration of these two companies. The Group is now proceeding forward having determined a mid- to long-term vision of creating a "one to only one" platform, which will be established by fusing the respective strengths of CYBIRD and JIMOS—Mobile Communications and Human Communications.

Through the realization of this mid- to long-term vision, the Group seeks to strengthen its earning power by increasing its competitiveness in its Mobile Content, Commerce, Solutions, and International businesses. For its new Advertising and Investment businesses, the Group is aiming to quickly establish business foundations and achieve profitability. Moreover, the Group is targeting stable operations for the Group as a whole following the integration of its businesses and achieving efficient Group operations.

b. Strengthening and Expanding Internal Controls That Support Further Growth

In the past, the Group has positioned strengthening internal control systems as a major issue. However, with the substantial broadening of its business foundations based on business integration, the Group is seeking to further strengthen its control system. Specifically, the Group intends to do so by building a Group business management system based on clear managerial indicators, by establishing a business investment decision mechanism based on stricter investment criteria, by strengthening the operating officer system, by setting up the different types of committees allowed under the law, by stabilizing the personnel system, by augmenting personal information management system, and by reinforcing the risk management and compliance systems.

V Corporate Governance

a. Relationships with parent company, etc.

No parent company

b. Status of Establishment and Operations of Internal Control Organization

CYBIRD Holdings uses an operating officer system whereby the business executions of decisions taken by the Board of Directors are carried out under the guidance and orders of Group CEO. These officers delegate responsibility and authority to each operating officer in charge of a business, who then carry out operations in their own area of responsibility.

The major organizations and functions regarding executive management are as follows.

(1) Board of Directors

The Board of Directors comprises 6 directors including 2 outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities.

(2) Audit Committee

The Audit Committee comprises 3 outside auditors, with 1 serving as a standing auditor. The Audit Committee's meeting is held every month, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

(3) Executive Committee

A Group Executive Committee comprising 9 operating officers from the Group companies meets in principle every other week to determine overall group strategy and to discuss and report on major issues.

(4) Overall Administration and Internal Control System

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

i) Corporate Affairs Dept. Facilities, official corporate seals, stock management, legal guidance, etc. and

		information security management, etc.
ii)	Finance Dept.	Budgets, funds, accounting regulations, etc.
iii)	HR Dept.	Personnel management, recruiting, job management, etc.

(5) Risk Management Committee

The Company has formed a Risk Management Committee with a representative director as Chairman. The mission of the committee is to take preventative actions against foreseen risks and to minimize damage from unexpected events.

The risk management activities of the committee include determining the risks faced by the overall group and considering corrective measures, implementing measures, and monitoring risk. In particular, the committee has taken steps to further strengthen its personal information management organization in response to the Private Information Protection Law enforced in April 2005 and to deal with the risk of leaking confidential information. Steps taken include setting up internal regulations, creating a manual, and carrying out staff training and awareness activities. In addition, the two subsidiaries responsible for core businesses, CYBIRD and JIMOS, have obtained Privacy Mark® certification.

(6) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to Group CEO. In addition to monitoring special items indicated by Group CEO, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

(7) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In the fiscal year under review, we have achieved a 735.47kg reduction of CO2 (equivalent to saving 24.46 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems.

(4) Status of Shares

Number of Authorized Shares (As of June 30, 2007)

824,988 shares

Number of Shares Issued and Outstanding (As of June 30, 2007)

289,623 shares

Number of Fully Diluted Shares (As of June 30, 2007)

302,698 shares (Including13,075 potential shares from unexercised stock options)

Number of Shareholders (As of March 31, 2007)

20,311

Principal Shareholders (As of March 31, 2007)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Shares
Fujio Komura	32,303	11.15	-	-
Kazutomo Robert Hori	26,854	9.27	-	-
RECRUIT Co., Ltd.	25,300	8.73	-	-
Omron Corporation	10,800	3.72	-	-
Bayerische Vereinsbank AG customer account	10,000	3.45	-	-
Yosuke Iwai	8,616	2.97	-	-
Raumuzu Co., Ltd.	8,043	2.77	-	-
Nippon Television Network Corporation	7,500	2.58	-	-
Imagica Robot Holdings Inc.	7,050	2.43	-	-
Tomoo Tateishi	3,704	1.27	-	-

Distribution of Shareholders (As of March 31, 2007)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	-	5	26	197	41	20,042	20,311
Shares owned (Shares)	-	3,814	2,958	69,629	15,640	197,582	289,623
Percentage of shares (%)	-	1.32%	1.02%	24.04%	5.40%	68.22%	100.00%

Specified Minority Shareholders' Interest (As of March 31, 2007)

141,584 shares (48.88%) *Total of 10 major shareholders' and remaining directors' interest

Floating Shares (As of March 31, 2007)

93,040 shares (32.12%) *Interest of shareholders holding less than 50 shares

Shares owned by Directors (As of March 31, 2007)

60,571 shares (20.91%)

Common Stock held in treasury (As of June 30, 2007)

N/A

Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates (As of June 30, 2007)

N/A

(5) Directors and Employees

I Members of Directors and Operating Officers (As of June 30, 2007)

New Title	Name	In Charge
President and Group CEO	Kazutomo Robert Hori	Head of International Business
Director and Executive Vice President	Kenichiro Nakajima	Executive Vice President and CSO of CYBIRD Co., Ltd.
Director and Executive Vice President	Yohei Hosoda	Head of Commerce Business, President of JIMOS CO., LTD.
Director	Yosuke Iwai	
Outside Director	Hiroyuki Sawada	President of Booz Allen Hamilton Inc. Director (part time) of CYBIRD Investment Partners Inc. Director (part time) of Globis Corporation Director (part time) of ARUZE CORP. Director (part time) of Revamp Corporation Director of International University of Japan
Outside Director	Mitsuhiro Kitabatake	Director of ITOCHU Corporation Director of ITOCHU Techno Solutions Corporate auditor (part time) of AQ INTERACTIVE INC.
Executive Vice President	Toshiaki Kawata	Head of Domestic Mobile Business, President of CYBIRD
Executive Vice President	Shinichiro Yamashita	Head of Information System Service, Head of Human Resources Division
Executive Vice President	Tomotaka Takada	Head of Investment Business, Head of Office of President
Executive Vice President	Yasuharu Kishitani	Head of Administrative Division, Head of Publicity
Executive Vice President	Hideaki Nagamori	Head of Corporate Strategy Division In charge of Investor Relations
Executive Vice President	Hirosuke Yasuda	Head of Financial Division In charge of disclosures
Standing Corporate Auditor	Toshihiko Aoki	Corporate auditor of CYBIRD Corporate auditor of JIMOS Corporate auditor of CYBIRD Investment Partners
Corporate Auditor	Masahisa Takeyama	President of Takeyama Accounting Laboratory Director (part time) of Union Soft Corporation Head of Takeyama & Co.
Corporate Auditor	Takeshi Sato	Takeshi Sato certified tax accountant office Corporate auditor of Doctor's Bio Laboratory Co., Ltd. Corporate auditor of Outlet Plaza Co., Ltd. Corporate auditor of Commerce 21 Corporation Corporate auditor of HEIWA Corporation

II Employees (As of June 30, 2007)

	Number of Employee
Mobile Content Business	133
Commerce Business	183
International Business	96
Other Business	275
Corporate Employee	91
Total	778

Notes: Corporate employee figures represent the administrative staff of the Group, including the 57 employees of CYBIRD Holdings.

(6) Principal Contracts

Contract Party	Major Contents of Contracts	Contract Date
RECRUIT Co., Ltd.	"Capital Alliance Agreement" Agreement covering the items agreed on concerning investment in CYBIRD by RECRUIT Co., Ltd.	June 1, 2005
	"Business Alliance Agreement" Agreement to develop a comprehensive business with RECRUIT Co., Ltd., built upon FeliCa services and other mobile services and for RECRUIT to acquire shares of CYBIRD.	June 1, 2005

(7) Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

■ **Contact Information**

CYBIRD Holdings Co., Ltd. IR Department

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6110 FAX: 81-3-5785-9321

HP: http://www.cybird.co.jp/hc/english/ir/news/index.html

E-mail: ircontact@cybird.co.jp

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD Holdings proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD Holdings reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

CYBIRD IP Content Services List

as of June 30, 2007

Operator: i-mode

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	06/01/00	
	TFM Chakushin Melody	¥105/¥315	12/03/01	
	Kagee Tsukuro ♪	¥210	05/07/02	
	SOUL TRAIN	¥315	10/06/03	
	CoolSound Real	¥105/¥210/¥315	03/16/04	
	[illegible]			[illegible]
Wallpaper / Screensaver	Cool Screen	¥105	02/01/00	
	Prime	¥315	05/01/00	
	Chaku Kyara!	¥105/¥0	08/01/00	
	Mashinko Tsukuro ♪	¥210	10/02/00	
	ART☆Graphic	¥210	01/26/01	
	Digital Takara-san	¥315	06/05/02	
	Thomas the Tank Engine	¥210/¥315	12/02/02	
	Se-pure	¥315	12/16/02	
	Inuyasha	¥315	03/17/03	
	DETECTIVE CONAN	¥210/¥0	04/21/03	
	Ke-tai Hontoro [illegible]	¥315	11/04/03	
	[illegible] Kankan	¥315 (Free register)	03/19/07	
	Kakkoshi	¥315	05/21/07	
	[illegible]			[illegible]
Game	Robo☆Robo	¥315	05/01/00	
	Kansho Puzzler	¥315	11/06/00	
	◎Baku Games!	¥315/¥0	03/04/02	
	Cybird Style	¥0	06/17/02	
	Game no Dandoo	¥315	11/05/02	
	[illegible]			[illegible]
Fortune-telling	Kagami Ryuji Renaigaku	¥210	12/01/99	
	Anata no Nedan?	¥105	08/01/00	
	Hosoki Kazuko	¥315	10/06/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/20/04	
	[illegible]			[illegible]
Others	Nazoru?	¥315	02/22/99	
	Tsuri-King	¥315	05/01/00	
	Wine-Wine	¥315	06/01/00	
	Ge-ntel	¥0	02/01/00	
	Sekko Eiga Kanade	¥315/¥0	10/07/02	
	Stardust WEB	¥315	02/01/00	
	Mobile Takarazuka	¥315/¥180/¥0	01/22/01	
	Inu-Neko no Kimochi	¥210/¥0	01/04/00	
	T2OO	¥0	09/06/04	
	iTenshi	¥315	12/02/02	
	Album Nagata	¥315	03/06/04	
	Mr. Mara no Chou-Mayutsu	¥315	03/20/04	
	Antenna MOBILE	¥315	07/16/06	
	[illegible]			[illegible]
Sub Total	[illegible]			[illegible]
Grand Total	[illegible]			[illegible]

(Note) Several contents were transferred to other company of CYBIRD Group.

Operator: EZweb

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥315	11/01/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥28	10/23/01	
	CoolSound Real	¥11/¥22/¥53/¥74/¥105/¥210/¥315	11/28/03	
	SOUL TRAIN	¥300	06/03/04	
	CoolSound Full		04/14/05	
	CoolSound RB	¥105/tune	01/28/05	
	[illegible]			[illegible]
Wallpaper / Screensaver	◎Chaku Kyara Club	¥100/¥200	02/01/00	
	Prime	¥315	09/20/00	
	◎Chaku Kyara Bean Tokai	¥210	07/12/01	
	Inuyasha	¥315	03/19/03	
	DETECTIVE CONAN	¥210	07/03/03	
	Ke-tai Hontoro [illegible]	¥315	11/28/03	
	Thomas the Tank Engine	¥315	12/23/05	
	Cool Screen	¥315	01/26/06	
	Kakkoshi	¥315	06/21/07	
	[illegible]			[illegible]
Game	Mini-game ☆ Tengoku! 50	¥315	08/16/01	
	Kansho Puzzler	¥315	12/13/01	
	Robo☆Robo	¥315	12/19/02	
	[illegible]			[illegible]
Fortune-telling	Anata no Nedan? DX	¥210/¥52	07/03/01	
	Kagami Ryuji Renaigaku	¥210	07/10/01	
	Super Kyoudo Uranai	¥210	12/12/01	
	Hosoki Kazuko	¥315	12/04/03	
	Ehara Hiroyuki Spiritual Message	¥315	01/13/05	
	[illegible]			[illegible]
Others	Tsuri-King	¥315	09/13/00	
	Sekko Eiga Kanade	¥315	12/04/01	
	◎AJA	¥300	02/01/00	
	Cybird Style	¥0	10/23/02	
	iTenshi	¥315	01/16/03	
	Nazoru?	¥315	03/19/03	
	Mobile Takarazuka	¥315	06/07/03	
	Inu-Neko no Kimochi	¥210	01/13/04	
	Mr. Mara no Chou-Mayutsu	¥315	04/27/06	
	Stardust WEB	¥315	12/02/04	
	POCKET SHINSEIDO	¥0	04/04/06	
	PLUS MOBILE for Edy-Style	¥0	10/20/05	
	Antenna MOBILE	¥315	07/20/06	
	Album Nagata	¥315	09/01/06	
	[illegible]			14
Sub Total	[illegible]			[illegible]
Grand Total	[illegible]			[illegible]

(Note) Several contents were transferred to other company of CYBIRD Group.

Operator: SoftBank

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	¥105/¥315	12/04/00	
	TFM Chakushin Melody	¥105/¥32 ¥315/¥26	09/03/01	
	Kagee Tsukuro ♪	¥210	12/03/01	
	SOUL TRAIN	¥315	05/12/04	
	CoolSound Real	¥105	06/16/04	
	CoolSound Full		06/17/05	
	[illegible]			[illegible]
Wallpaper / Screensaver	Chaku Kyara!	¥105/¥210	12/18/99	
	Prime	¥315	06/01/00	
	Digital Takara-san 3D [illegible]	¥210	01/15/02	
	3D Mashinko [illegible]	¥210	12/01/02	
	Inuyasha	¥315	03/03/03	
	DETECTIVE CONAN	¥210	05/14/03	
	Ke-tai Hontoro [illegible]	¥315	11/04/03	
	Thomas the Tank Engine	¥315	01/18/06	
	Cool Screen	¥315	02/15/06	
	[illegible]			[illegible]
Game	R-TYPE	¥525	12/13/04	
	Kansho Puzzler	¥315	11/01/03	
	PENTARIUM	¥525	02/01/06	
	Mini-game ☆ Tengoku!		03/14/07	
	[illegible]			[illegible]
Fortune-telling	Kagami Ryuji Renaigaku	¥210	12/10/99	
	Nandemo Shindan	¥315	12/10/99	
	[illegible] Ai, Ai no [illegible]	¥210	09/01/00	
	Hosoki Kazuko	¥315	11/12/03	
	Ehara Hiroyuki Spiritual Message	¥315	12/15/04	
	[illegible]			[illegible]
Others	Mobile Takarazuka	¥315	11/01/01	
	◎AJA Renai Navi	¥315	09/01/00	
	Tsuri-King	¥315	01/15/03	
	iTenshi	¥315	03/03/03	
	Sekko Eiga Kanade	¥315	12/01/03	
	Nazoru?	¥315	04/14/04	
	CONAN Mobile Shop	¥0	05/14/04	
	Stardust WEB	¥315	12/01/04	
	POCKET SHINSEIDO	¥0	04/03/06	
	Antenna MOBILE	¥315	04/03/06	
	Mr. Mara no Chou-Mayutsu	¥315	05/01/06	
	Album Nagata	¥315	07/12/06	
	[illegible]			12
Sub Total	[illegible]			[illegible]
Grand Total	[illegible]			[illegible]

(Note) Several contents were transferred to other company of CYBIRD Group.

Operator: WILLCOM

Genre	Content's Title	Subscription Fee	Service-in (mm/dd/yy)	No.
Game	Kansai Gamel Assist-[illegible]		11/23/05	
	[illegible]			[illegible]
Grand Total	[illegible]			[illegible]

END